UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Deputy Head of Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2020

November 13, 2020

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	November 30, 2020
Dividend payment date:	December 7, 2020
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2020

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
For the six months ended	million yen	%	million yen	%	million yen	%
September 30, 2020	3,139,256	(12.3)	590,254	(25.4)	400,826	(34.0)
September 30, 2019	3,581,216	6.1	791,072	(10.7)	606,964	(6.7)

(*)	Comprehensive income
September 30, 2020: 777,388 million yen, (4.6) % ; September 30, 2019: 814,782 million yen, 63.7%

	Basic earnings per share	Diluted earnings per share
For the six months ended	yen	yen
September 30, 2020	31.21	31.11
September 30, 2019	46.96	46.86

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
September 30, 2020	348,428,258	17,322,460	4.7
March 31, 2020	336,571,379	16,855,738	4.8

(Reference) Shareholders’ equity as of       September 30, 2020: 16,456,873 million yen;       March 31, 2020: 15,990,834 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
For the fiscal year	yen	yen	yen	yen	yen
ended March 31, 2020	—	12.50	—	12.50	25.00
ending March 31, 2021	—	12.50
ending March 31, 2021 (Forecast)			—	12.50	25.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2021 (Consolidated)

MUFG has the target of 600.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2021.

(There is a change to our earnings target released on May 15, 2020.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A)	Total stocks outstanding including treasury stocks:	September 30, 2020	13,581,995,120 shares
		March 31, 2020	13,581,995,120 shares
(B)	Treasury stocks:	September 30, 2020	737,339,532 shares
		March 31, 2020	741,363,277 shares
(C)	Average outstanding of total stocks:	Six months ended September 30, 2020	12,842,231,893 shares
		Six months ended September 30, 2019	12,923,836,635 shares

* This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2

(1) Consolidated Balance Sheets	2

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4

(3) Consolidated Statements of Changes in Net Assets	6

(4) Notes on Going-Concern Assumption	8

(5) Changes in Accounting Policies	8

(6) Additional Information	9

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2020”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	November 13, 2020 (Friday)

Explanation for investors and analysts:	November 18, 2020 (Wednesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Assets:
Cash and due from banks	78,335,634	93,517,405
Call loans and bills bought	727,598	549,019
Receivables under resale agreements	24,104,564	14,341,294
Receivables under securities borrowing transactions	3,464,533	3,203,108
Monetary claims bought	6,583,403	5,985,254
Trading assets	20,250,172	21,358,210
Money held in trust	1,046,323	1,088,807
Securities	65,555,127	75,005,468
Loans and bills discounted	109,114,612	108,477,009
Foreign exchanges	1,741,290	1,715,315
Other assets	13,900,403	12,157,305
Tangible fixed assets	1,319,789	1,308,784
Intangible fixed assets	1,498,407	1,446,397
Net defined benefit assets	712,206	746,240
Deferred tax assets	127,516	131,684
Customers’ liabilities for acceptances and guarantees	8,830,436	8,404,079
Allowance for credit losses	(740,641)	(1,007,128)

Total assets	336,571,379	348,428,258

Liabilities:
Deposits	187,623,551	201,704,284
Negotiable certificates of deposit	7,787,524	8,068,010
Call money and bills sold	3,671,100	3,825,353
Payables under repurchase agreements	31,692,711	26,277,329
Payables under securities lending transactions	1,058,042	851,295
Commercial papers	2,162,329	1,884,069
Trading liabilities	14,067,826	14,088,658
Borrowed money	24,651,574	29,338,276
Foreign exchanges	2,223,010	1,896,002
Short-term bonds payable	962,295	738,299
Bonds payable	13,464,472	13,625,854
Due to trust accounts	9,798,688	9,716,185
Other liabilities	10,407,459	9,279,701
Reserve for bonuses	110,964	86,531
Reserve for bonuses to directors	1,446	912
Reserve for stocks payment	11,298	9,379
Net defined benefit liabilities	86,547	87,003
Reserve for retirement benefits to directors	1,058	792
Reserve for loyalty award credits	31,247	32,596
Reserve for contingent losses	206,029	197,957
Reserves under special laws	4,269	4,367
Deferred tax liabilities	754,111	884,744
Deferred tax liabilities for land revaluation	107,641	104,109
Acceptances and guarantees	8,830,436	8,404,079

Total liabilities	319,715,640	331,105,798

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	980,102	977,294
Retained earnings	10,855,798	10,982,157
Treasury stock	(505,518)	(502,946)

Total shareholders’ equity	13,471,894	13,598,019

Net unrealized gains (losses) on available-for-sale securities	2,066,363	2,522,928
Net deferred gains (losses) on hedging instruments	189,342	227,888
Land revaluation excess	158,633	151,840
Foreign currency translation adjustments	300,838	107,633
Remeasurements of defined benefit plans	(159,766)	(148,681)
Debt value adjustments of foreign subsidiaries and affiliates	(36,470)	(2,755)

Total accumulated other comprehensive income	2,518,940	2,858,854

Subscription rights to shares	59	—
Non-controlling interests	864,844	865,586

Total net assets	16,855,738	17,322,460

Total liabilities and net assets	336,571,379	348,428,258

3

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Ordinary income	3,581,216	3,139,256
Interest income	1,961,292	1,438,090
Interest on loans and bills discounted	1,209,195	961,639
Interest and dividends on securities	348,956	237,729
Trust fees	65,013	71,386
Fees and commissions	731,230	726,752
Trading income	119,394	195,183
Other operating income	367,680	432,637
Other ordinary income	336,604	275,205
Ordinary expenses	2,790,144	2,549,001
Interest expenses	1,027,255	471,680
Interest on deposits	362,252	163,963
Fees and commissions	111,577	107,688
Other operating expenses	136,716	191,782
General and administrative expenses	1,338,911	1,374,768
Other ordinary expenses	175,682	403,082

Ordinary profits	791,072	590,254

Extraordinary gains	37,372	20,897
Gains on disposition of fixed assets	4,928	13,553
Gains on sales of shares of affiliates	—	7,344
Reversal of reserve for contingent liabilities from financial instruments transactions	1	—
Gains on sales of shares of subsidiaries	30,336	—
Gains on step acquisitions	2,105	—
Extraordinary losses	46,537	38,533
Losses on disposition of fixed assets	5,284	4,365
Losses on impairment of fixed assets	16,609	17,489
Provision for reserve for contingent liabilities from financial instruments transactions	—	97
Losses on change in equity	21,311	16,580
Losses on sales of shares of affiliates	3,332	—

Profits before income taxes	781,906	572,619

Income taxes-current	106,322	171,042
Income taxes-deferred	19,224	(38,663)

Total taxes	125,546	132,378

Profits	656,359	440,240

Profits attributable to non-controlling interests	49,395	39,413

Profits attributable to owners of parent	606,964	400,826

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Profits	656,359	440,240
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	245,078	415,417
Net deferred gains (losses) on hedging instruments	66,646	40,733
Land revaluation excess	36	—
Foreign currency translation adjustments	(112,523)	(167,272)
Remeasurements of defined benefit plans	(10,082)	10,425
Share of other comprehensive income of associates accounted for using equity method	(30,732)	37,843

Total other comprehensive income	158,422	337,147

Comprehensive income	814,782	777,388

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	759,266	748,486
Comprehensive income attributable to non-controlling interests	55,516	28,901

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2019

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,034,641	10,640,655	(516,649)	13,300,160		2,249,231	122,516
Cumulative effects of changes in accounting policies			(17,550)		(17,550)
Restated balance	2,141,513	1,034,641	10,623,105	(516,649)	13,282,610		2,249,231	122,516
Changes during the period
Cash dividends			(142,552)		(142,552)
Profits attributable to owners of parent			606,964		606,964
Repurchase of treasury stock				(10)	(10)
Disposal of treasury stock		(752)		2,452	1,700
Reversal of land revaluation excess			2,743		2,743
Changes in subsidiaries’ equity		(428)			(428)
Net changes of items other than shareholders’ equity							286,055	64,348

Total changes during the period	—	(1,180)	467,156	2,442	468,417		286,055	64,348

Balance at the end of the period	2,141,513	1,033,460	11,090,261	(514,207)	13,751,027		2,535,286	186,864

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,261,677
Cumulative effects of changes in accounting policies								(17,550)
Restated balance	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,244,127
Changes during the period
Cash dividends								(142,552)
Profits attributable to owners of parent								606,964
Repurchase of treasury stock								(10)
Disposal of treasury stock								1,700
Reversal of land revaluation excess								2,743
Changes in subsidiaries’ equity								(428)
Net changes of items other than shareholders’ equity	(2,707)	(166,645)	(9,996)	(21,556)	149,497	(157)	(2,949)	146,390

Total changes during the period	(2,707)	(166,645)	(9,996)	(21,556)	149,497	(157)	(2,949)	614,808

Balance at the end of the period	164,974	173,067	(14,726)	(16,853)	3,028,613	59	1,079,235	17,858,936

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2020

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	980,102	10,855,798	(505,518)	13,471,894	2,066,363		189,342

Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(120,236)		(120,236)
Restated balance	2,141,513	980,102	10,735,561	(505,518)	13,351,657	2,066,363		189,342
Changes during the period
Cash dividends			(160,918)		(160,918)
Profits attributable to owners of parent			400,826		400,826
Repurchase of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		2,577	2,577
Reversal of land revaluation excess			6,792		6,792
Changes of application of equity method			(104)		(104)
Changes in subsidiaries’ equity		(2,807)			(2,807)
Net changes of items other than shareholders’ equity						456,565		38,546

Total changes during the period	—	(2,807)	246,596	2,572	246,361	456,565		38,546

Balance at the end of the period	2,141,513	977,294	10,982,157	(502,946)	13,598,019	2,522,928		227,888

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	158,633	300,838	(159,766)	(36,470)	2,518,940	59	864,844	16,855,738

Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates							(24,806)	(145,043)
Restated balance	158,633	300,838	(159,766)	(36,470)	2,518,940	59	840,037	16,710,695
Changes during the period
Cash dividends								(160,918)
Profits attributable to owners of parent								400,826
Repurchase of treasury stock								(4)
Disposal of treasury stock								2,577
Reversal of land revaluation excess								6,792
Changes of application of equity method								(104)
Changes in subsidiaries’ equity								(2,807)
Net changes of items other than shareholders’ equity	(6,792)	(193,205)	11,084	33,714	339,913	(59)	25,548	365,403

Total changes during the period	(6,792)	(193,205)	11,084	33,714	339,913	(59)	25,548	611,764

Balance at the end of the period	151,840	107,633	(148,681)	(2,755)	2,858,854	—	865,586	17,322,460

7

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

None.

(5)	Changes in Accounting Policies

(Additional Information)

(Adoption of Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement”(ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), have been applied since the end of the previous fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the previous fiscal year was recognized as adjustments to retained earnings at the beginning of the previous fiscal year, and the new accounting policy was applied as of the beginning of the previous fiscal year as a change in MUFG’s accounting policies.

Accordingly, the consolidated financial statements as of and for the six months ended September 30, 2019 reflect the retroactive application of the new accounting policy.

The retroactive application of the new accounting policy resulted in a decrease of ¥4,198 million in each of ordinary profits and profits before income taxes and a decrease of ¥0.23 in each of basic earnings per share and diluted earnings per share for the six months ended September 30, 2019. In addition, due to the cumulative effect of the retroactive application of the new accounting policy on net assets as of the beginning of the previous fiscal year, the balance of retained earnings as of the beginning of the previous fiscal year decreased by ¥20,533 million, and net assets per share as of the beginning of the previous fiscal year decreased by ¥1.58.

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the six months ended September 30, 2020. This update replaces the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the six months ended September 30, 2020.

As a result, at the beginning of the six months ended September 30, 2020, allowance for credit losses increased by ¥172,363 million, retained earnings decreased by ¥118,374 million, and net assets per share decreased by ¥9.21.

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Mitsubishi UFJ Financial Group, Inc.

(6)	Additional Information

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG recorded a provision for credit losses of ¥35,461 million for the six months ended September 30, 2020 (¥45,347 million for the fiscal year ended March 31, 2020) by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information as of September 30, 2020, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference in considering the expected impact of the pandemic on economic conditions, the Bank made certain assumptions and estimated the amount, as best as it could under the circumstances, based on, among other things, such assumptions and information available from external sources and through an approval process in accordance with prescribed internal rules.

As of March 31, 2020 and June 30, 2020, one of our assumptions was that economic conditions would recover to the calendar 2019 level by around the end of calendar 2020 globally. As of September 30, 2020, we updated this assumption and assumed that such economic recovery would still take some time. As a result, although the global economy has begun to recover, our assumptions included, among other things, that the pace of recovery in economic activity would be slow and that economic recovery to pre-pandemic levels, particularly in developed countries, would thus be gradual. These assumptions, however, are highly uncertain, and, depending on future developments, significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2020 and subsequent reporting periods due to such developments affecting the impact of the COVID-19 pandemic on the financial performance of borrowers and other transaction counterparties or on the economic environment.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the third quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended June 30, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that the subsidiaries’ total credit costs for the quarter ended September 30, 2020 will be approximately ¥40 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending December 31, 2020.

The definition of total credit costs is described in “1. Financial Results” of “Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2020”.

9

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2020

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BK and TB Combined ]*2*3*4	——	1
	[ BK Consolidated ][ BK Non-consolidated ]
	[ TB Consolidated ][ TB Non-consolidated ]

2. Average Interest Rate Spread	[ BK Non-consolidated ] [ TB Non-consolidated ] [ BK and TB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ] [ TB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ] [ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	——	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	——	32

(Reference)

1. Impact of the COVID-19 pandemic on MUFG business		——	34

2. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	——	35

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Note:

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” have been applied since the end of the previous fiscal year.

Accordingly, the financial information of “MUFG”, “BK and TB Combined” and “BK (Consolidated and Non-consolidated) ”, for the six months ended September 30, 2019 reflect the retroactive application of the new accounting standard, etc.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2020 (A)	September 30, 2019 (B)	(Decrease) (A) - (B)
Gross profits	2,093,005	1,969,139	123,866
Gross profits before credit costs for trust accounts	2,093,005	1,969,138	123,866
Net interest income	966,516	934,114	32,401
Trust fees	71,386	65,013	6,372
Credit costs for trust accounts (1)	(0)	0	(0)
Net fees and commissions	619,063	619,652	(588)
Net trading profits	195,183	119,394	75,788
Net other operating profits	240,854	230,963	9,891
Net gains (losses) on debt securities	201,910	179,502	22,408
General and administrative expenses	1,352,549	1,342,022	10,527
Amortization of goodwill	8,209	11,596	(3,387)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	748,664	638,712	109,952
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	740,455	627,115	113,339
Provision for general allowance for credit losses (2)	(78,662)	(24,067)	(54,594)
Net operating profits*	661,792	603,048	58,743
Net non-recurring gains (losses)	(71,538)	188,023	(259,561)
Credit costs (3)	(210,658)	(43,362)	(167,295)
Losses on loan write-offs	(87,852)	(68,027)	(19,824)
Provision for specific allowance for credit losses	(122,640)	23,277	(145,917)
Other credit costs	(166)	1,387	(1,553)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	5,232	(5,232)
Gains on loans written-off (6)	30,894	44,103	(13,208)
Net gains (losses) on equity securities	24,281	17,722	6,559
Gains on sales of equity securities	67,191	78,519	(11,327)
Losses on sales of equity securities	(27,395)	(29,844)	2,448
Losses on write-down of equity securities	(15,514)	(30,952)	15,438
Equity in earnings of equity method investees	153,190	149,612	3,577
Other non-recurring gains (losses)	(69,246)	14,715	(83,961)

Ordinary profits	590,254	791,072	(200,817)

Net extraordinary gains (losses)	(17,635)	(9,165)	(8,470)
Net gains (losses) on disposition of fixed assets	9,188	(356)	9,544
Losses on impairment of fixed assets	(17,489)	(16,609)	(880)
Losses on change in equity	(16,580)	(21,311)	4,730
Gains on sales of shares of affiliates	7,344	—	7,344
Gains on sales of shares of subsidiaries	—	30,336	(30,336)
Profits before income taxes	572,619	781,906	(209,287)
Income taxes-current	171,042	106,322	64,719
Income taxes-deferred	(38,663)	19,224	(57,887)
Total taxes	132,378	125,546	6,831
Profits	440,240	656,359	(216,119)
Profits attributable to non-controlling interests	39,413	49,395	(9,981)

Profits attributable to owners of parent	400,826	606,964	(206,137)

Note:

*  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)

Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(258,426)	(18,093)	(240,332)

Number of consolidated subsidiaries	254	248	6
Number of affiliated companies accounted for under the equity method	50	54	(4)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2020 (A)	September 30, 2019 (B)	(Decrease) (A) - (B)
Gross profits	1,049,580	1,011,628	37,951
Gross profits before credit costs for trust accounts	1,049,580	1,011,628	37,951
Domestic gross profits	449,349	582,576	(133,226)
Net interest income	276,853	330,316	(53,463)
Trust fees	57,740	51,740	5,999
Credit costs for trust accounts (1)	(0)	0	(0)
Net fees and commissions	143,343	156,335	(12,991)
Net trading profits	2,929	7,382	(4,453)
Net other operating profits	(31,517)	36,800	(68,318)
Net gains (losses) on debt securities	(27,999)	30,649	(58,649)
Non-domestic gross profits	600,230	429,052	171,177
Net interest income	214,369	160,326	54,042
Net fees and commissions	71,654	83,237	(11,582)
Net trading profits	59,866	20,420	39,446
Net other operating profits	254,340	165,068	89,271
Net gains (losses) on debt securities	214,265	146,281	67,983
General and administrative expenses	664,640	661,550	3,090
Personnel expenses	219,372	223,265	(3,892)
Non-personnel expenses	404,760	402,460	2,300
Taxes	40,507	35,824	4,683
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	384,939	350,078	34,861
Provision for general allowance for credit losses (2)	13,548	—	13,548
Net operating profits	398,488	350,078	48,409
Net non-recurring gains (losses)	(79,207)	132,068	(211,275)
Credit costs (3)	(68,301)	(4,447)	(63,854)
Losses on loan write-offs	(10,885)	(6,029)	(4,855)
Provision for specific allowance for credit losses	(57,703)	—	(57,703)
Other credit costs	287	1,582	(1,295)
Reversal of allowance for credit losses (4)	38	64,322	(64,284)
Reversal of reserve for contingent losses included in credit costs (5)	2,625	1,938	687
Gains on loans written-off (6)	3,290	15,413	(12,123)
Net gains (losses) on equity securities	19,166	20,101	(935)
Gains on sales of equity securities	61,700	83,033	(21,333)
Losses on sales of equity securities	(27,580)	(30,721)	3,140
Losses on write-down of equity securities	(14,953)	(32,210)	17,257
Other non-recurring gains (losses)	(36,026)	34,739	(70,765)

Ordinary profits	319,281	482,147	(162,866)

Net extraordinary gains (losses)	(2,582)	(13,315)	10,732
Net gains (losses) on disposition of fixed assets	9,058	9	9,049
Losses on impairment of fixed assets	(12,034)	(13,410)	1,376
Gains on sales of shares of subsidiaries	2,372	—	2,372
Losses on sales of shares of affiliates	(1,978)	—	(1,978)
Income before income taxes	316,698	468,831	(152,133)
Income taxes-current	97,399	54,225	43,173
Income taxes-deferred	(15,705)	66,860	(82,566)
Total taxes	81,694	121,086	(39,392)

Net income	235,004	347,744	(112,740)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(48,798)	77,227	(126,026)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	198,674	173,146	25,527

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	205,942	182,375	23,567

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2020 (A)	September 30, 2019 (B)	(Decrease) (A) - (B)
Gross profits	1,477,478	1,391,260	86,218
Net interest income	811,596	795,836	15,760
Trust fees	6,289	6,248	40
Net fees and commissions	308,772	325,744	(16,971)
Net trading profits	99,202	29,791	69,410
Net other operating profits	251,617	233,639	17,977
Net gains (losses) on debt securities	205,602	168,505	37,097
General and administrative expenses	917,816	927,971	(10,155)
Amortization of goodwill	3,112	11,267	(8,154)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	562,774	474,556	88,218
Net operating profits before provision for general allowance for credit losses	559,662	463,288	96,373
Provision for general allowance for credit losses (1)	(86,514)	—	(86,514)
Net operating profits*	473,148	463,288	9,859
Net non-recurring gains (losses)	(156,447)	75,244	(231,692)
Credit costs (2)	(158,401)	(27,306)	(131,094)
Losses on loan write-offs	(48,714)	(28,638)	(20,075)
Provision for specific allowance for credit losses	(109,521)	—	(109,521)
Other credit costs	(165)	1,332	(1,497)
Reversal of allowance for credit losses (3)	—	11,873	(11,873)
Reversal of reserve for contingent losses included in credit costs (4)	—	5,283	(5,283)
Gains on loans written-off (5)	20,033	33,171	(13,138)
Net gains (losses) on equity securities	24,392	21,594	2,798
Gains on sales of equity securities	52,994	72,041	(19,047)
Losses on sales of equity securities	(20,149)	(18,037)	(2,112)
Losses on write-down of equity securities	(8,451)	(32,410)	23,958
Equity in earnings of equity method investees	9,646	9,650	(3)
Other non-recurring gains (losses)	(52,119)	20,977	(73,097)

Ordinary profits	316,700	538,532	(221,832)

Net extraordinary gains (losses)	(7,299)	18,128	(25,427)
Net gains (losses) on disposition of fixed assets	9,179	(1,422)	10,601
Losses on impairment of fixed assets	(16,478)	(12,891)	(3,587)
Gains on sales of shares of subsidiaries	—	30,336	(30,336)
Profits before income taxes	309,400	556,660	(247,260)
Income taxes-current	145,457	91,158	54,299
Income taxes-deferred	(52,807)	64,885	(117,692)
Total taxes	92,650	156,043	(63,393)
Profits	216,749	400,617	(183,867)
Profits attributable to non-controlling interests	7,308	26,318	(19,010)

Profits attributable to owners of parent	209,441	374,298	(164,857)

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(224,882)	23,022	(247,904)

Number of consolidated subsidiaries	123	123	—
Number of affiliated companies accounted for under the equity method	41	43	(2)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2020 (A)	September 30, 2019 (B)	(Decrease) (A) - (B)
Gross profits	888,620	843,828	44,791
Domestic gross profits	334,796	449,466	(114,669)
Net interest income	258,016	296,727	(38,711)
Net fees and commissions	104,838	114,224	(9,386)
Net trading profits	2,218	1,540	678
Net other operating profits	(30,276)	36,972	(67,249)
Net gains (losses) on debt securities	(27,072)	24,890	(51,963)
Non-domestic gross profits	553,823	394,362	159,460
Net interest income	166,329	134,726	31,602
Net fees and commissions	70,242	81,896	(11,654)
Net trading profits	58,504	19,173	39,330
Net other operating profits	258,747	158,565	100,181
Net gains (losses) on debt securities	219,755	140,769	78,985
General and administrative expenses	567,008	567,282	(273)
Personnel expenses	186,818	193,112	(6,293)
Non-personnel expenses	343,989	343,535	454
Amortization of goodwill	763	174	589
Taxes	36,200	30,634	5,565
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	322,375	276,720	45,654
Net operating profits before provision for general allowance for credit losses	321,611	276,546	45,065
Provision for general allowance for credit losses (1)	13,548	—	13,548
Net operating profits	335,160	276,546	58,614
Net non-recurring gains (losses)	(71,347)	133,022	(204,369)
Credit costs (2)	(68,295)	(4,436)	(63,859)
Reversal of allowance for credit losses (3)	—	63,645	(63,645)
Reversal of reserve for contingent losses included in credit costs (4)	2,479	1,898	580
Gains on loans written-off (5)	3,290	15,413	(12,122)
Net gains (losses) on equity securities	21,000	19,796	1,204
Gains on sales of equity securities	49,407	69,412	(20,004)
Losses on sales of equity securities	(19,983)	(17,947)	(2,035)
Losses on write-down of equity securities	(8,423)	(31,668)	23,244
Other non-recurring gains (losses)	(29,822)	36,704	(66,527)

Ordinary profits	263,812	409,568	(145,755)

Net extraordinary gains (losses)	334	(13,768)	14,103
Net gains (losses) on disposition of fixed assets	9,264	(1,360)	10,624
Losses on impairment of fixed assets	(11,300)	(12,408)	1,107
Gains on sales of shares of subsidiaries	2,372	—	2,372
Income before income taxes	264,147	395,799	(131,651)
Income taxes-current	88,424	48,902	39,521
Income taxes-deferred	(18,005)	58,351	(76,357)
Total taxes	70,418	107,254	(36,835)

Net income	193,728	288,545	(94,816)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(48,977)	76,520	(125,498)
Provision for general allowance for credit losses	13,548	(1,768)	15,316
Provision for special allowance for credit losses	(57,703)	65,358	(123,062)
Allowance for credit to specific foreign borrowers	29	54	(24)
Losses on loans write-off	(10,879)	(6,018)	(4,860)
Provision for contingent losses included in credit costs	2,479	1,898	580
Gains on loans written-off	3,290	15,413	(12,122)
Losses on sales of other loans, etc.	257	1,582	(1,324)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	128,929	110,886	18,042
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	130,664	113,919	16,744

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2020 (A)	September 30, 2019 (B)	(Decrease) (A) - (B)
Gross profits	242,050	212,723	29,327
Gross profits before credit costs for trust accounts	242,050	212,722	29,328
Trust fees	65,310	58,907	6,402
Trust fees before credit costs for trust accounts	65,310	58,906	6,403
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	13,190	8,285	4,904
Other trust fees	52,119	50,621	1,498
Credit costs for trust accounts (1)	(0)	0	(0)
Net interest income	54,448	43,862	10,586
Net fees and commissions	116,011	88,317	27,693
Net trading profits	5,711	9,443	(3,731)
Net other operating profits	569	12,192	(11,622)
Net gains (losses) on debt securities	(6,416)	10,896	(17,313)
General and administrative expenses	178,142	141,116	37,026
Amortization of goodwill	5,094	528	4,565
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	69,003	72,135	(3,132)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	63,908	71,606	(7,697)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	63,908	71,606	(7,698)
Net non-recurring gains (losses)	(5,801)	94	(5,896)
Credit costs (3)	(20)	(61)	40
Losses on loan write-offs	(20)	(19)	(0)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	(41)	41
Reversal of allowance for credit losses (4)	102	634	(532)
Reversal of reserve for contingent losses included in credit costs (5)	1	—	1
Gains on loans written-off (6)	6	34	(27)
Net gains (losses) on equity securities	(1,820)	323	(2,143)
Gains on sales of equity securities	12,293	13,621	(1,328)
Losses on sales of equity securities	(7,597)	(12,773)	5,175
Losses on write-down of equity securities	(6,515)	(525)	(5,990)
Profits (losses) from investments in affiliates	2,480	790	1,690
Other non-recurring gains (losses)	(6,550)	(1,626)	(4,924)

Ordinary profits	58,106	71,701	(13,594)

Net extraordinary gains (losses)	6,887	675	6,212
Net gains (losses) on disposition of fixed assets	276	1,686	(1,410)
Losses on impairment of fixed assets	(733)	(1,011)	278
Gains on sales of shares of affiliates	7,344	—	7,344
Profits before income taxes	64,994	72,376	(7,382)
Income taxes-current	15,165	9,943	5,222
Income taxes-deferred	238	8,456	(8,218)
Total taxes	15,404	18,400	(2,995)
Profits	49,590	53,976	(4,386)
Profits attributable to non-controlling interests	190	315	(125)

Profits attributable to owners of parent	49,399	53,660	(4,261)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	89	608	(519)

Number of consolidated subsidiaries	100	88	12
Number of affiliated companies accounted for under the equity method	5	7	(2)

TB Consolidated(combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company(“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	63,599	71,971	(8,371)
Profits attributable to owners of parent	49,118	53,873	(4,755)
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2020 (A)	September 30, 2019 (B)	(Decrease) (A) - (B)
Gross profits	160,960	167,800	(6,840)
Gross profits before credit costs for trust accounts	160,960	167,799	(6,839)
Domestic gross profits	114,553	133,110	(18,556)
Trust fees	57,740	51,740	5,999
Trust fees before credit costs for trust accounts	57,740	51,740	6,000
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	13,190	8,285	4,904
Other trust fees	44,550	43,454	1,095
Credit costs for trust accounts (1)	(0)	0	(0)
Net interest income	18,837	33,589	(14,751)
Net fees and commissions	38,505	42,110	(3,605)
Net trading profits	710	5,841	(5,131)
Net other operating profits	(1,240)	(171)	(1,068)
Net gains (losses) on debt securities	(927)	5,759	(6,686)
Non-domestic gross profits	46,406	34,689	11,716
Net interest income	48,040	25,599	22,440
Net fees and commissions	1,412	1,340	71
Net trading profits	1,362	1,246	115
Net other operating profits	(4,407)	6,502	(10,910)
Net gains (losses) on debt securities	(5,489)	5,512	(11,002)
General and administrative expenses	97,632	94,267	3,364
Personnel expenses	32,554	30,153	2,401
Non-personnel expenses	60,770	58,925	1,845
Taxes	4,307	5,189	(882)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	63,327	73,531	(10,204)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	63,327	73,532	(10,204)
Net non-recurring gains (losses)	(7,859)	(953)	(6,905)
Credit costs (3)	(6)	(11)	4
Reversal of allowance for credit losses (4)	38	677	(639)
Reversal of reserve for contingent losses included in credit costs (5)	146	39	106
Gains on loans written-off (6)	—	0	(0)
Net gains (losses) on equity securities	(1,834)	305	(2,139)
Gains on sales of equity securities	12,293	13,621	(1,328)
Losses on sales of equity securities	(7,597)	(12,773)	5,175
Losses on write-down of equity securities	(6,529)	(542)	(5,986)
Other non-recurring gains (losses)	(6,203)	(1,965)	(4,238)

Ordinary profits	55,468	72,578	(17,110)

Net extraordinary gains (losses)	(2,917)	453	(3,370)
Net gains (losses) on disposition of fixed assets	(205)	1,369	(1,575)
Losses on impairment of fixed assets	(733)	(1,001)	268
Losses on sales of shares of affiliates	(1,978)	—	(1,978)
Income before income taxes	52,550	73,031	(20,481)
Income taxes-current	8,975	5,322	3,652
Income taxes-deferred	2,300	8,509	(6,209)
Total taxes	11,275	13,832	(2,556)

Net income	41,275	59,199	(17,924)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	178	706	(528)
Credit costs for trust accounts	(0)	0	(0)
Provision for general allowance for credit losses	206	658	(451)
Provision for special allowance for credit losses	(168)	18	(187)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(6)	(11)	4
Provision for contingent losses included in credit costs	146	39	106
Gains on loans written-off	—	0	(0)
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	69,744	62,259	7,484
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	75,278	68,455	6,823

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2020 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2019 (B)
Total average interest rate on interest-earning assets (a)	0.40	(0.11)	0.51
Average interest rate on loans and bills discounted (b)	0.72	(0.05)	0.78
Average interest rate on securities	0.26	(0.35)	0.61
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.41	(0.08)	0.49
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.14	(0.06)	0.20
Overall interest rate spread (a)-(c)	(0.01)	(0.03)	0.01
Interest rate spread (b)-(d)	0.72	(0.05)	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.74	(0.05)	0.80
Interest rate spread (e)-(d)	0.74	(0.05)	0.80

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2020 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2019 (B)
Total average interest rate on interest-earning assets (a)	0.38	(0.24)	0.62
Average interest rate on loans and bills discounted (b)	0.32	(0.03)	0.35
Average interest rate on securities	1.48	(0.20)	1.68
Total average interest rate on interest-bearing liabilities (c)	0.13	(0.00)	0.13
Average interest rate on deposits and NCD (d)	0.02	(0.01)	0.04
Overall interest rate spread (a)-(c)	0.25	(0.23)	0.48
Interest rate spread (b)-(d)	0.29	(0.02)	0.31

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.63	(0.03)	0.67
Interest rate spread (e)-(d)	0.60	(0.02)	0.62

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2020 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2019 (B)
Average interest rate on loans and bills discounted (a)	0.70	(0.05)	0.75
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.69	(0.05)	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.74	(0.05)	0.80
Interest rate spread (c)-(b)	0.74	(0.05)	0.79

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2020
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,732.5	5,839.3	7,446.7	16,018.6
Receive-floater/pay-fix	1,183.2	1,492.2	1,871.9	4,547.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	3,915.7	7,331.6	9,318.6	20,566.0

BK Consolidated
	(in billions of yen)
	As of September 30, 2020
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,474.0	5,419.1	7,319.9	15,213.1
Receive-floater/pay-fix	859.9	285.8	536.9	1,682.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	3,333.9	5,704.9	7,856.8	16,895.7

TB Consolidated
	(in billions of yen)
	As of September 30, 2020
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	258.5	336.5	103.1	698.2
Receive-floater/pay-fix	299.4	1,123.6	1,293.4	2,716.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	557.9	1,460.2	1,396.5	3,414.8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	3,930,249	41,805	60,631	18,825	4,165,781	12,113	43,847	31,734
Domestic bonds	1,100,510	26,629	26,629	—	1,100,574	29,855	29,855	—
Government bonds	1,100,510	26,629	26,629	—	1,100,574	29,855	29,855	—
Municipal bonds	—	—	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,829,738	15,176	34,001	18,825	3,065,206	(17,742)	13,991	31,734
Foreign bonds	873,214	33,805	33,849	43	1,034,835	9,696	13,715	4,018
Other	1,956,524	(18,629)	152	18,782	2,030,371	(27,439)	276	27,715

	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	71,724,908	3,552,516	3,806,716	254,199	62,151,189	2,888,631	3,361,658	473,026
Domestic equity securities	4,686,125	2,747,258	2,815,865	68,607	4,141,355	2,139,981	2,222,330	82,349
Domestic bonds	38,647,767	182,932	202,714	19,782	27,473,106	171,378	206,512	35,134
Government bonds	30,936,329	135,291	149,583	14,292	20,643,048	123,911	152,196	28,284
Municipal bonds	3,343,505	15,067	16,585	1,517	2,952,820	14,076	16,279	2,202
Short-term corporate bonds	440,057	48	48	—	—	—	—	—
Corporate bonds	3,927,874	32,524	36,498	3,973	3,877,238	33,389	38,036	4,647
Other	28,391,015	622,325	788,135	165,810	30,536,727	577,271	932,815	355,543
Foreign equity securities	71,065	6,596	10,560	3,963	79,521	12,671	12,690	19
Foreign bonds	22,556,051	624,832	634,516	9,684	24,502,462	738,144	798,956	60,811
Other	5,763,898	(9,103)	143,057	152,161	5,954,743	(173,544)	121,168	294,712

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,906,717	17,816	26,686	8,869	1,944,533	18,785	30,046	11,260
Stocks of subsidiaries and affiliates	625,594	32,710	36,989	4,278	627,818	(17,184)	4,344	21,529

	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	55,184,964	2,407,236	2,571,945	164,708	46,321,585	1,991,487	2,347,728	356,240
Domestic equity securities	3,830,208	2,154,598	2,217,413	62,815	3,374,636	1,651,395	1,725,564	74,169
Domestic bonds	36,692,769	171,081	187,186	16,105	25,770,967	154,064	186,191	32,127
Other	14,661,985	81,556	167,344	85,787	17,175,981	186,027	435,971	249,943
Foreign equity securities	46,237	(67)	3,895	3,963	53,695	6,530	6,549	19
Foreign bonds	11,974,328	123,557	124,936	1,378	13,997,325	370,202	401,257	31,055
Other	2,641,420	(41,933)	38,512	80,445	3,124,961	(190,704)	28,164	218,868
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	18,940,577	9,852,180	5,175,325	3,825,196	10,106,478	9,245,170	4,078,218	3,441,674
Government bonds	18,667,365	7,489,254	2,138,702	2,484,940	9,902,705	7,188,369	1,106,011	2,096,962
Municipal bonds	34,263	1,018,623	2,265,332	—	11,351	759,253	2,156,905	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	238,948	1,344,302	771,290	1,340,255	192,421	1,297,547	815,301	1,344,712
Other	2,683,269	4,003,724	4,813,820	3,367,727	2,600,654	2,410,872	3,474,229	8,298,085
Foreign bonds	2,302,403	2,825,626	4,360,835	2,485,463	2,257,468	1,269,228	3,078,456	7,392,171
Other	380,866	1,178,098	452,984	882,263	343,186	1,141,643	395,772	905,914

Total	21,623,847	13,855,905	9,989,145	7,192,923	12,707,132	11,656,042	7,552,448	11,739,760

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,040,467	(9,109)	—	9,109	1,059,871	(15,289)	—	15,289
Stocks of subsidiaries and affiliates	70,366	(783)	485	1,268	28,482	(1,873)	23	1,896

	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	11,496,721	908,744	992,618	83,873	10,698,869	727,878	834,142	106,263
Domestic equity securities	892,218	530,268	540,709	10,440	807,271	432,023	447,382	15,359
Domestic bonds	1,929,265	11,719	15,524	3,804	1,710,778	16,171	19,308	3,136
Other	8,675,238	366,755	436,383	69,628	8,180,820	279,683	367,451	87,767
Foreign equity securities	48	39	39	—	44	35	35	—
Foreign bonds	6,876,732	334,700	339,276	4,576	6,616,153	262,471	280,229	17,757
Other	1,798,457	32,016	97,068	65,052	1,564,622	17,176	87,186	70,009
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2020				As of March 31, 2020
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	828,275	297,851	135,429	667,709	511,354	462,237	148,843	588,343
Government bonds	372,168	227,575	50,594	570,599	492,702	400,279	50,562	504,756
Municipal bonds	—	5,829	19,456	—	—	4,097	21,212	—
Short-term corporate bonds	440,057	—	—	—	—	—	—	—
Corporate bonds	16,049	64,446	65,378	97,110	18,652	57,861	77,068	83,587
Other	291,920	1,683,191	2,988,414	3,600,759	343,946	1,834,493	2,519,427	3,586,770
Foreign bonds	203,884	1,501,108	2,856,136	3,356,070	248,629	1,634,668	2,359,975	3,432,751
Other	88,035	182,083	132,277	244,689	95,317	199,825	159,451	154,018

Total	1,120,195	1,981,043	3,123,843	4,268,468	855,300	2,296,731	2,668,270	4,175,113

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2020 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2019 (B)
ROE	5.83	(2.97)	8.80

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 2	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
(1) Total capital ratio (4)/(7)	16.55%	0.68%	15.87%
(2) Tier 1 capital ratio (5)/(7)	14.11%	0.54%	13.56%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.52%	0.61%	11.90%
(4) Total capital	18,764.4	484.8	18,279.5
(5) Tier 1 capital	15,998.0	374.6	15,623.3
(6) Common Equity Tier 1 capital	14,188.1	479.8	13,708.3
(7) Risk weighted assets	113,312.5	(1,823.0)	115,135.6
(8) Required Capital (7)×8%	9,065.0	(145.8)	9,210.8

BK Consolidated

	(in billions of yen)
	As of September 30, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
(1) Total capital ratio (4)/(7)	15.00%	0.56%	14.43%
(2) Tier 1 capital ratio (5)/(7)	12.66%	0.36%	12.29%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.13%	0.42%	10.70%
(4) Total capital	14,488.1	202.5	14,285.6
(5) Tier 1 capital	12,229.4	59.4	12,170.0
(6) Common Equity Tier 1 capital	10,754.0	156.9	10,597.1
(7) Risk weighted assets	96,568.9	(2,404.7)	98,973.6
(8) Required Capital (7)×8%	7,725.5	(192.3)	7,917.8

TB Consolidated
	(in billions of yen)
	As of September 30, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
(1) Total capital ratio (4)/(7)	25.30%	(0.16)%	25.46%
(2) Tier 1 capital ratio (5)/(7)	22.10%	0.19%	21.90%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.86%	0.40%	19.46%
(4) Total capital	2,048.1	158.1	1,889.9
(5) Tier 1 capital	1,789.4	163.7	1,625.7
(6) Common Equity Tier 1 capital	1,608.0	163.7	1,444.3
(7) Risk weighted assets	8,095.3	674.6	7,420.6
(8) Required Capital (7)×8%	647.6	53.9	593.6

BK Non-consolidated
	(in billions of yen)
	As of September 30, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
(1) Total capital ratio (4)/(7)	15.22%	0.46%	14.76%
(2) Tier 1 capital ratio (5)/(7)	12.90%	0.38%	12.52%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.15%	0.48%	10.67%
(4) Total capital	12,344.3	252.0	12,092.2
(5) Tier 1 capital	10,460.0	205.4	10,254.6
(6) Common Equity Tier 1 capital	9,044.4	305.4	8,738.9
(7) Risk weighted assets	81,055.3	(831.7)	81,887.1
(8) Required Capital (7)×8%	6,484.4	(66.5)	6,550.9

TB Non-consolidated
	(in billions of yen)
	As of September 30, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
(1) Total capital ratio (4)/(7)	24.87%	(0.54)%	25.42%
(2) Tier 1 capital ratio (5)/(7)	22.04%	(0.23)%	22.27%
(3) Common Equity Tier 1 capital ratio (6)/(7)	20.05%	(0.06)%	20.11%
(4) Total capital	2,262.9	131.4	2,131.5
(5) Tier 1 capital	2,004.7	137.0	1,867.7
(6) Common Equity Tier 1 capital	1,823.7	137.0	1,686.7
(7) Risk weighted assets	9,095.7	711.8	8,383.9
(8) Required Capital (7)×8%	727.6	56.9	670.7

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No. 20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No. 19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2020 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	41,034	0.03%	39,125	0.03%	1,908	0.00%
Non-accrual delinquent loans	800,786	0.73%	650,698	0.59%	150,088	0.14%
Accruing loans contractually past due 3 months or more	26,608	0.02%	17,238	0.01%	9,370	0.00%
Restructured loans	389,287	0.35%	382,772	0.35%	6,515	0.00%

Total risk monitored loans	1,257,717	1.15%	1,089,835	0.99%	167,882	0.16%

Total loans and bills discounted	108,477,009		109,114,612		(637,603)
Written-off	301,379		296,288		5,091

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2020 (A)	% to total risk monitored loans	As of March 31, 2020 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,007,128	80.07%	740,641	67.95%	266,487	12.11%
General allowance for credit losses	706,834		532,830		174,004
Specific allowance for credit losses	300,148		207,636		92,512
Allowance for credit to specific foreign borrowers	145		174		(29)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	675,837	621,344	54,492
Overseas	581,880	468,490	113,390
Asia	279,337	259,181	20,156
Indonesia	57,565	44,179	13,386
Singapore	50,327	51,358	(1,030)
Thailand	157,833	150,728	7,105
Hong Kong	779	1,806	(1,026)
Other	12,830	11,108	1,722
Americas	188,122	145,574	42,548
Europe, Middle East and Other	114,420	63,735	50,685

Total	1,257,717	1,089,835	167,882

Classified by Industry
	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	675,837	621,344	54,492
Manufacturing	109,739	109,416	322
Construction	8,503	8,823	(319)
Wholesale and retail	108,193	107,574	618
Finance and insurance	4,338	1,157	3,180
Real estate, goods rental and leasing	55,128	39,365	15,762
Services	63,735	57,950	5,784
Other industries	18,493	15,104	3,389
Consumer	307,705	281,951	25,754
Overseas	581,880	468,490	113,390
Financial institutions	10,712	1,209	9,503
Commercial and industrial	446,636	362,389	84,246
Other	124,532	104,892	19,640

Total	1,257,717	1,089,835	167,882

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2020 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	31,643	0.03%	27,350	0.03%	4,292	0.00%
Non-accrual delinquent loans	447,077	0.50%	366,444	0.41%	80,632	0.09%
Accruing loans contractually past due 3 months or more	15,980	0.01%	9,083	0.01%	6,897	0.00%
Restructured loans	244,042	0.27%	212,187	0.24%	31,855	0.03%

Total risk monitored loans	738,744	0.83%	615,067	0.69%	123,676	0.13%

Total loans and bills discounted	88,346,810		88,258,295		88,514
Written-off	248,962		244,600		4,361

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2020 (A)	% to total risk monitored loans	As of March 31, 2020 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	341,162	46.18%	308,908	50.22%	32,254	(4.04)%
General allowance for credit losses	218,920		232,468		(13,548)
Specific allowance for credit losses	122,097		76,264		45,832
Allowance for credit to specific foreign borrowers	145		174		(29)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	494,438	432,954	61,484
Overseas	244,305	182,113	62,192
Asia	63,991	64,386	(395)
Indonesia	168	171	(3)
Singapore	50,327	51,358	(1,030)
Thailand	—	—	—
Hong Kong	779	1,806	(1,026)
Other	12,715	11,050	1,665
Americas	80,400	65,863	14,536
Europe, Middle East and Other	99,913	51,863	48,050

Total	738,744	615,067	123,676

Classified by Industry
	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	494,438	432,954	61,484
Manufacturing	109,726	109,403	322
Construction	8,494	8,813	(318)
Wholesale and retail	108,073	107,446	627
Finance and insurance	4,334	1,154	3,180
Real estate	30,443	30,012	430
Goods rental and leasing	24,672	9,335	15,336
Services	63,726	57,940	5,785
Other industries	18,486	15,096	3,389
Consumer	126,481	93,751	32,730
Overseas	244,305	182,113	62,192
Financial institutions	—	—	—
Commercial and industrial	244,027	181,870	62,156
Other	278	242	35

Total	738,744	615,067	123,676

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2020 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	2,162	0.05%	2,319	0.05%	(156)	0.00%
Accruing loans contractually past due 3 months or more	—	—	—	—	—	—
Restructured loans	—	—	—	—	—	—

Total risk monitored loans	2,162	0.05%	2,319	0.05%	(156)	0.00%

Total loans and bills discounted	3,698,967		4,081,093		(382,125)
Written-off	54		48		6

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2020 (A)	% to total risk monitored loans	As of March 31, 2020 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,424	65.85%	1,462	63.04%	(37)	2.81%
General allowance for credit losses	793		999		(206)
Specific allowance for credit losses	631		462		168
Allowance for credit to specific foreign borrowers	—		—		—

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	2,162	2,319	(156)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	2,162	2,319	(156)

Classified by Industry
(in millions of yen
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	2,162	2,319	(156)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	11	16	(4)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2,150	2,302	(152)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	2,162	2,319	(156)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2020 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	—	—	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	10	0.14%	—	—	10	0.14%
Restructured loans	0	0.00%	3	0.02%	(3)	(0.02)%

Total risk monitored loans	11	0.14%	3	0.03%	7	0.11%

Total loans and bills discounted	7,390		12,285		(4,895)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	22	36	(14)

(3)	Classification of Risk-Monitored Loans

Classified by Industry

(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	11	3	7
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	11	3	7

Total	11	3	7

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	157,833	121,990	35,843
Doubtful	347,355	310,975	36,379
Special Attention	260,023	221,271	38,752
Non Performing Loans (1)	765,212	654,237	110,975

Normal	99,151,369	99,954,031	(802,662)

Total	99,916,581	100,608,268	(691,687)

Non Performing Loans / Total	0.76%	0.65%	0.11%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	612,180	515,289	96,891
Allowance for credit losses	186,759	140,511	46,247
Collateral, guarantees, etc.	425,420	374,777	50,643

Coverage ratio (2) / (1)	80.00%	78.76%	1.23%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	157,833		15,700		142,133		——	100.00%
	[121,990	]	[2,772	]	[119,217	]		[100.00	%]
Doubtful	347,355		106,027		169,109		——	79.20%
	[310,975	]	[72,607	]	[170,444	]		[78.15	%]
Special Attention	260,023		65,031		114,177		——	68.92%
	[221,271	]	[65,131	]	[85,115	]		[67.90	%]
Total	765,212		186,759		425,420		——	80.00%
	[654,237	]	[140,511	]	[374,777	]		[78.76	%]

Note: The upper figures are as of September 30, 2020. The lower figures with brackets are as of March 31, 2020.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	503,712	442,033	61,679
Manufacturing	111,985	111,393	591
Construction	8,494	8,813	(318)
Wholesale and retail	111,099	110,391	707
Finance and insurance	4,628	1,459	3,169
Real estate	30,612	30,188	424
Goods rental and leasing	24,672	9,335	15,336
Services	64,263	58,405	5,857
Other industries	19,289	15,899	3,389
Consumer	128,666	96,146	32,520
Overseas	261,499	212,203	49,295
Financial institutions	—	—	—
Commercial and industrial	261,115	211,851	49,263
Other	384	351	32

Total	765,212	654,237	110,975

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	157,789	121,940	35,849
Doubtful	345,217	308,695	36,521
Special Attention	260,023	221,271	38,752
Non Performing Loans (1)	763,031	651,907	111,123

Normal	95,345,236	95,754,905	(409,668)

Total	96,108,268	96,406,813	(298,545)

Non Performing Loans / Total	0.79%	0.67%	0.11%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	609,999	512,960	97,038
Allowance for credit losses	186,759	140,511	46,247
Collateral, guarantees, etc.	423,239	372,448	50,790

Coverage ratio (2) / (1)	79.94%	78.68%	1.25%

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	157,789		15,700		142,089		100.00%		100.00%
	[121,940	]	[2,772	]	[119,167	]	[100.00	%]	[100.00	%]
Doubtful	345,217		106,027		166,972		59.48%		79.08%
	[308,695	]	[72,607	]	[168,165	]	[51.66	%]	[77.99	%]
Special Attention	260,023		65,031		114,177		44.58%		68.92%
	[221,271	]	[65,131	]	[85,115	]	[47.83	%]	[67.90	%]
Total	763,031		186,759		423,239		54.96%		79.94%
	[651,907	]	[140,511	]	[372,448	]	[50.27	%]	[78.68	%]

Note:	The upper figures are as of September 30, 2020. The lower figures with brackets are as of March 31, 2020.

(4)	Classified by Industry

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	501,531	439,704	61,827
Manufacturing	111,985	111,393	591
Construction	8,494	8,813	(318)
Wholesale and retail	111,099	110,391	707
Finance and insurance	4,628	1,459	3,169
Real estate	30,600	30,171	429
Goods rental and leasing	24,672	9,335	15,336
Services	64,263	58,405	5,857
Other industries	19,289	15,899	3,389
Consumer	126,497	93,833	32,664
Overseas	261,499	212,203	49,295
Financial institutions	—	—	—
Commercial and industrial	261,115	211,851	49,263
Other	384	351	32

Total	763,031	651,907	111,123

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)	Non Performing Loans

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	43	49	(6)
Doubtful	2,126	2,275	(149)
Special Attention	—	—	—
Non Performing Loans (1)	2,170	2,325	(155)

Normal	3,798,752	4,186,844	(388,091)

Total	3,800,922	4,189,169	(388,247)

Non Performing Loans / Total	0.05%	0.05%	0.00%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	2,170	2,325	(155)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	2,170	2,325	(155)
Coverage ratio (2) / (1)	100.00%	100.00%	—

(3)     Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	43		—		43		—		100.00%
	[ 49	]	[—	]	[ 49	]	[—	]	[100.00	%]
Doubtful	2,126		—		2,126		—		100.00%
	[2,275	]	[—	]	[2,275	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	2,170		—		2,170		—		100.00%
	[2,325	]	[—	]	[2,325	]	[—	]	[100.00	%]

Note:	The upper figures are as of September 30, 2020. The lower figures with brackets are as of March 31, 2020.

(4)	Classified by Industry

(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	2,170	2,325	(155)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	11	16	(4)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2,158	2,309	(151)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	2,170	2,325	(155)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	—	0	(0)
Doubtful	11	3	7
Special Attention	—	—	—
Non Performing Loans (1)	11	3	7

Normal	7,379	12,281	(4,902)

Total	7,390	12,285	(4,895)

Non Performing Loans / Total	0.14%	0.03%	0.11%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	10	2	7
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	10	2	7
Coverage ratio (2) / (1)	99.25%	79.42%	19.83%
(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	— [0	]	— [—	]	— [0	]	——	— [100.00	%]
Doubtful	11 [3	]	— [—	]	10 [2	]	——	99.25 [79.00	% %]
Special Attention	— [—	]	— [—	]	— [—	]	——	— [—	]
Total	11 [3	]	— [—	]	10 [2	]	——	99.25 [79.42	% %]

Note: The upper figures are as of September 30, 2020. The lower figures with brackets are as of March 31, 2020. (4) Classified by Industry

(in millions of yen)
	As of September 30, 2020 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	11	3	7
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	11	3	7

Total	11	3	7

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[142.1]		[12.0]	[3.6] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [157.8]	Loans to bankrupt borrowers [31.6]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [449.2]
Potentially Bankrupt Borrowers	[169.1]		[178.2]		59.48%	ii) Doubtful [347.3]

Borrowers Requiring Caution (Special Attention Borrowers)	[260.0]				44.58%	iii) Special Attention [260.0]	Accruing loans contractually past due 3 months or more [15.9]
							Restructured loans [244.0]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [99,143.9]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						765.2	740.9

						Total

						i) + ii) + iii) + iv)
						99,909.1

(*1) “Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020 (A)	As of September 30, 2020 (B)	(B) - (A)
Assets newly categorized during fiscal 2017	125,207	33,393	22,912	21,217	(1,694)
Assets newly categorized during fiscal 2018		178,183	27,831	23,939	(3,891)
Assets newly categorized during fiscal 2019			196,249	139,414	(56,835)
Assets newly categorized during fiscal 2020				150,161

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2020
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	899
Reconstructive treatment	17,843
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	3,849
Write-offs	12,252
Others	42,945
Collection / Repayment	28,065
Upgrade	14,880

Total	77,790	30,808	46,982

Amount in process for disposition	136,030

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020 (A)	As of September 30, 2020 (B)	(B) - (A)
Assets newly categorized during fiscal 2017	1,319	491	267	252	(14)
Assets newly categorized during fiscal 2018		1,067	381	167	(214)
Assets newly categorized during fiscal 2019			841	470	(371)
Assets newly categorized during fiscal 2020				542

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2020
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	6
Others	684
Collection / Repayment	195
Upgrade	489

Total	691	7	684

Amount in process for disposition	103

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	69,471,936	2,896,261	66,575,675
Manufacturing	12,644,372	2,412,961	10,231,411
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	176,809	(8,787)	185,596
Construction	714,801	26,532	688,269
Utilities	2,074,756	156,971	1,917,785
Communication and information services	1,274,080	(57,254)	1,331,334
Transport and postal activities	2,466,456	259,555	2,206,901
Wholesale and retail	6,813,629	360,954	6,452,675
Finance and insurance	7,757,483	(669,116)	8,426,599
Real estate	8,797,718	69,401	8,728,317
Goods rental and leasing	2,562,872	111,151	2,451,721
Services	3,118,739	361,866	2,756,873
Municipal government	1,013,342	97,981	915,361
Other industries (including loans to the Japanese government)	20,056,876	(225,951)	20,282,827
Overseas offices and loans booked at offshore markets	22,896,246	(3,227,299)	26,123,546

Total	92,368,182	(331,038)	92,699,221

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	15,400,212	(201,821)	15,602,034
Housing loans	14,667,706	(152,450)	14,820,157
Residential purpose	12,820,440	(120,844)	12,941,284
Other	732,506	(49,371)	781,877

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	38,817,589	(156,697)	38,974,286
% to total domestic loans	55.87%	(2.66)%	58.54%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	65,769,350	3,327,295	62,442,054
Manufacturing	12,642,972	2,411,572	10,231,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	176,809	(8,787)	185,596
Construction	714,801	26,532	688,269
Utilities	2,029,756	156,971	1,872,785
Communication and information services	1,264,070	(57,836)	1,321,906
Transport and postal activities	2,446,329	260,265	2,186,064
Wholesale and retail	6,813,629	360,954	6,452,675
Finance and insurance	6,524,926	(462,280)	6,987,206
Real estate	8,793,616	69,997	8,723,619
Goods rental and leasing	2,562,872	111,151	2,451,721
Services	3,078,919	361,886	2,717,033
Municipal government	1,012,977	102,132	910,845
Other industries (including loans to the Japanese government)	17,707,674	(5,261)	17,712,935
Overseas offices and loans booked at offshore markets	22,577,459	(3,238,780)	25,816,240

Total	88,346,810	88,514	88,258,295

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	14,456,928	(154,872)	14,611,801
Housing loans	13,726,406	(105,830)	13,832,237
Residential purpose	11,880,065	(74,442)	11,954,507
Other	730,521	(49,042)	779,563

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	37,254,106	(45,214)	37,299,320
% to total domestic loans	56.64%	(3.09)%	59.73%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	3,380,181	(393,606)	3,773,787
Manufacturing	—	(11)	11
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	10,010	582	9,428
Transport and postal activities	127	(710)	837
Wholesale and retail	—	—	—
Finance and insurance	1,203,805	(160,809)	1,364,614
Real estate	2,162	(238)	2,400
Goods rental and leasing	—	—	—
Services	39,820	(20)	39,840
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	2,124,256	(232,399)	2,356,655
Overseas offices and loans booked at offshore markets	318,786	11,480	307,305

Total	3,698,967	(382,125)	4,081,093

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	938,247	(46,540)	984,787
Housing loans	936,266	(46,214)	982,480
Residential purpose	935,572	(46,054)	981,626
Other	1,980	(325)	2,306

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	1,316,596	(122,835)	1,439,431
% to total domestic loans	38.95%	0.80%	38.14%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1)	Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	322,404	(37,427)	359,832
Manufacturing	1,400	1,400	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	—	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	28,752	(46,027)	74,779
Real estate	1,940	(358)	2,298
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	365	(4,151)	4,516
Other industries (including loans to the Japanese government)	224,946	11,709	213,237
Overseas offices and loans booked at offshore markets	—	—	—

Total	322,404	(37,427)	359,832

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	5,036	(409)	5,445
Housing loans	5,032	(406)	5,438
Residential purpose	4,802	(347)	5,150
Other	4	(2)	7

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	246,887	11,352	235,535
% to total domestic loans	76.57%	11.12%	65.45%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Americas	8,313,328	(1,409,253)	9,722,581
United States of America	6,648,216	(1,259,298)	7,907,514
Canada	625,551	24,347	601,204
Brazil	430,671	(140,625)	571,297
Mexico	333,821	(37,452)	371,273
Others	275,066	3,775	271,290
Asia/Oceania	9,775,319	(911,985)	10,687,305
Hong Kong	2,077,307	(206,221)	2,283,528
China	1,358,778	(202,785)	1,561,564
Singapore	1,227,276	(115,142)	1,342,418
Australia	1,126,786	(104,131)	1,230,918
Indonesia	871,943	17,422	854,520
India	676,193	(135,041)	811,235
Malaysia	604,912	(104,828)	709,741
Taiwan	566,144	60,251	505,892
South Korea	375,482	(22,689)	398,172
New Zealand	275,672	(60,708)	336,380
Vietnam	225,188	(11,803)	236,991
Others	389,633	(26,308)	415,941
EMEA	7,192,092	(748,704)	7,940,797
United Kingdom	1,835,593	(172,688)	2,008,282
Netherlands	737,936	(149,180)	887,116
Germany	555,639	17,856	537,783
Saudi Arabia	502,134	(100,234)	602,368
France	388,754	(26,663)	415,418
Ireland	320,219	(20,984)	341,204
UAE	228,322	(20,620)	248,943
Qatar	226,055	27,700	198,355
Switzerland	211,370	(82,431)	293,801
Luxembourg	200,168	(61,671)	261,839
Italy	188,755	16,167	172,588
Belgium	185,211	(59,453)	244,664
Turkey	181,469	(27,998)	209,468
Russia	165,775	(6,177)	171,953
Poland	135,332	(16,215)	151,547
South Africa	134,111	(841)	134,953
Oman	102,937	895	102,042
Others	892,302	(66,162)	958,464

Total	25,280,740	(3,069,944)	28,350,684

Note: MUAH (MUFG Americas Holdings Corporation), KS (Bank of Ayudhya Public Company Limited) and BDI (PT Bank Danamon Indonesia, Tbk.) have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
MUAH	9,182,509	(332,930)	9,515,440
KS	4,826,548	(29,795)	4,856,343
BDI	962,006	(54,940)	1,016,947

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deposits (ending balance)	182,249,733	12,865,685	169,384,048
Deposits (average balance)	179,875,345	13,619,459	166,255,886
Loans (ending balance)	92,045,778	(293,610)	92,339,389
Loans (average balance)	95,671,638	4,139,842	91,531,796
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deposits (ending balance)	171,272,582	13,024,018	158,248,564
Deposits (average balance)	168,757,649	14,289,339	154,468,309
Loans (ending balance)	88,346,810	88,514	88,258,295
Loans (average balance)	91,770,869	4,563,761	87,207,107
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deposits (ending balance)	10,977,150	(158,333)	11,135,484
Deposits (average balance)	11,117,696	(669,880)	11,787,576
Loans (ending balance)	3,698,967	(382,125)	4,081,093
Loans (average balance)	3,900,769	(423,919)	4,324,689

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Individuals	82,471,560	3,153,905	79,317,655
Corporations and others	74,431,604	7,846,050	66,585,553
Domestic deposits	156,903,165	10,999,956	145,903,208
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Individuals	75,706,554	3,291,939	72,414,615
Corporations and others	71,458,043	7,716,958	63,741,084
Domestic deposits	147,164,597	11,008,897	136,155,699
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Individuals	6,765,006	(138,033)	6,903,040
Corporations and others	2,973,560	129,091	2,844,468
Domestic deposits	9,738,567	(8,941)	9,747,508
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deferred tax assets	493.3	(1.0)	494.4
Allowance for credit losses	160.9	1.4	159.4
Write-down on investment securities	396.7	(6.6)	403.3
Unrealized losses on Available-for-sale securities	7.2	(0.9)	8.1
Reserve for retirement benefits	92.2	0.6	91.5
Reserve for contingent losses	15.7	(1.7)	17.4
Depreciation and Impairment losses	45.8	1.4	44.3
Devaluation on land upon merger	25.9	(0.2)	26.1
Other	174.2	1.7	172.4
Valuation allowance	(425.5)	3.0	(428.5)
Deferred tax liabilities	986.9	94.9	891.9
Unrealized gains on Available-for-sale securities	697.4	114.5	582.9
Net deferred gains on hedging instruments	140.8	(4.8)	145.7
Revaluation gains on securities upon merger	52.9	(0.3)	53.3
Gains on securities contributed to employees’ retirement benefits trust	45.4	0.2	45.2
Other	50.1	(14.5)	64.7
Net deferred tax assets	(493.5)	(96.0)	(397.5)

(2)	Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2015	FY2016	FY2017	FY2018	FY2019	Interim FY2020
Net operating profits before provision for general allowance for credit losses	888.1	666.9	554.3	388.4	395.2	321.6
Total credit costs	(103.4)	(25.4)	56.0	128.5	11.8	(48.9)
Income before income taxes	884.7	632.2	580.0	767.2	(535.9)	264.1
Reconciliation to taxable income	(113.3)	(86.2)	(156.0)	(500.2)	844.6	(12.7)
Taxable income	771.3	546.0	424.0	267.0	308.7	251.4

(3)	Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No. 26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deferred tax assets	90.9	(3.6)	94.5
Net deferred losses on hedging instruments	44.0	(4.7)	48.8
Gains on securities related to employees’ retirement benefits trust	32.2	1.0	31.2
Write-down on investment securities	11.7	0.5	11.1
Depreciation and Impairment losses	9.1	(0.1)	9.3
Reserve for contingent losses	4.5	(0.1)	4.7
Other	18.7	(0.3)	19.1
Valuation allowance	(29.6)	0.1	(29.8)
Deferred tax liabilities	359.6	50.4	309.1
Unrealized gains on Available-for-sale securities	268.7	46.7	221.9
Reserve for retirement benefits	81.5	3.5	77.9
Other	9.3	0.1	9.2
Net deferred tax assets	(268.7)	(54.1)	(214.6)

(2)	Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2015	FY2016	FY2017	FY2018	FY2019	Interim FY2020
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	193.0	181.4	162.1	144.5	142.3	63.3
Total credit costs	(0.2)	(22.5)	23.4	1.3	0.8	0.1
Income before income taxes	218.6	156.3	249.7	127.9	148.6	52.5
Reconciliation to taxable income	(68.1)	1.8	(69.5)	(79.2)	(39.3)	(26.6)
Taxable income	150.4	158.1	180.2	48.7	109.3	25.8

(3)	Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Impact of the COVID-19 pandemic on MUFG business

In this fiscal year, at present, it is assumed that the COVID-19 pandemic will not be contained early, and the economy under “Coexist with COVID-19” will continue. Although the world economy is recovering from the worst period of April to June, it is expected that the pace of economic recovery will slow down under seeking to balance between the prevention of the COVID-19 pandemic and the maintenance of economic activity, and that it will take considerable time to recover before the pandemic. Based on our financial results for the first half of FY2020, we revised earnings target of profits attributable to the owners of parent for the fiscal year ending March 31, 2021 (Consolidated) to 600.0 billion yen. However, if actual timing of containment of the virus and the degree of the impact on the real economy are different from our assumptions, FY2020 target may be revised or differ from the actual results significantly.

We intend to continue to monitor developments relating to the pandemic and, as necessary, revise the earnings target.

	Major impact that may arise or be anticipated	Estimated impact on pre-tax profit*
		Announced on May 15, 2020	Announced on November 13, 2020
Impact on net operating profits	• Decline in foreign currency interest income due to interest rate reductions in various markets and decline in long-term interest rates	Approx. (300.0) billion yen	Approx. (200.0) billion yen
• Decrease in assets under custody or management due to falling stock prices in various markets
• Decline in new investments and business transactions by customers due to deteriorating economic activity
• Change in consumer spending and decreased investor appetite for investment in uncertain financial markets
• Restrictions on our business activities, etc.

Impact on credit costs and net gains (losses) on equity securities etc.

•   Increase in credit costs due to deterioration in the business performance of borrowers

•   Decline in gains (or increase in losses) on sales of securities

•   Decrease in equity earnings in equity method investees and deterioration in other non-recurring gains (losses), etc.

		Approx. (300.0) billion yen	Approx. (330.0) billion yen

*

The above figures illustrate some of the major items that we expect to affect pre-tax profit as a result of the COVID-19 pandemic. These effects as well as other COVID-19 pandemic related issues currently being considered by us have been taken into account in our earnings target for the Fiscal Year ending March 31, 2021 (Consolidated). Including the positive effects of response to environmental changes due to the COVID-19.

Mitsubishi UFJ Financial Group, Inc.

2. Financial Statements

BK Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Assets:
Cash and due from banks	62,272,588	76,025,613
Call loans	593,434	352,499
Receivables under resale agreements	9,870,103	2,734,972
Monetary claims bought	3,824,545	3,288,993
Trading assets	6,834,573	5,367,988
Money held in trust	50,987	16,077
Securities	50,781,265	59,619,399
Loans and bills discounted	88,258,295	88,346,810
Foreign exchanges	1,438,965	1,433,901
Other assets	8,319,339	7,099,348
Tangible fixed assets	792,725	778,416
Intangible fixed assets	461,508	462,978
Prepaid pension costs	362,724	376,198
Customers’ liabilities for acceptances and guarantees	6,236,398	5,915,540
Allowance for credit losses	(308,908)	(341,162)

Total assets	239,788,548	251,477,574

Mitsubishi UFJ Financial Group, Inc.

	As of	As of
(in millions of yen)	March 31, 2020	September 30, 2020
Liabilities:
Deposits	158,248,564	171,272,582
Negotiable certificates of deposit	5,301,960	6,012,604
Call money	1,206,809	1,815,674
Payables under repurchase agreements	13,847,974	9,353,737
Payables under securities lending transactions	19,429	—
Commercial papers	1,524,439	1,119,229
Trading liabilities	2,948,964	2,512,431
Borrowed money	28,952,597	34,282,925
Foreign exchanges	3,059,394	2,398,133
Bonds payable	1,854,358	1,775,988
Other liabilities	6,185,088	4,233,820
Reserve for bonuses	30,424	22,269
Reserve for bonuses to directors	144	51
Reserve for stocks payment	5,014	4,308
Reserve for retirement benefits	5,664	6,127
Reserve for loyalty award credits	1,412	1,544
Reserve for contingent losses	57,015	51,377
Deferred tax liabilities	397,510	493,572
Deferred tax liabilities for land revaluation	103,409	100,004
Acceptances and guarantees	6,236,398	5,915,540

Total liabilities	229,986,579	241,371,927

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,932,893	2,994,658
Revenue reserve	190,044	190,044
Other retained earnings	2,742,849	2,804,613
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,022,220	2,083,984
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	7,877,427	7,939,191

Net unrealized gains (losses) on available-for-sale securities	1,391,751	1,652,138
Net deferred gains (losses) on hedging instruments	329,943	319,185
Land revaluation excess	202,845	195,131

Total valuation and translation adjustments	1,924,541	2,166,455

Total net assets	9,801,968	10,105,647

Total liabilities and net assets	239,788,548	251,477,574

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Ordinary income	1,921,410	1,457,575
Interest income	1,114,938	684,339
Interest on loans and bills discounted	727,238	479,583
Interest and dividends on securities	228,343	150,244
Fees and commissions	288,120	253,508
Trading income	20,714	60,723
Other operating income	300,275	387,732
Other ordinary income	197,361	71,271
Ordinary expenses	1,511,842	1,193,762
Interest expenses	683,487	259,998
Interest on deposits	256,245	76,443
Fees and commissions	91,999	78,427
Other operating expenses	104,736	159,261
General and administrative expenses	559,479	576,428
Other ordinary expenses	72,139	119,646

Ordinary profits	409,568	263,812

Extraordinary gains	2,473	14,979
Extraordinary losses	16,242	14,644

Income before income taxes	395,799	264,147

Income taxes - current	48,902	88,424
Income taxes - deferred	58,351	(18,005)

Total taxes	107,254	70,418

Net income	288,545	193,728

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Assets:
Cash and due from banks	11,162,691	11,778,533
Call loans	90,970	28,000
Receivables under resale agreements	700,967	—
Receivables under securities borrowing transactions	118,575	108,676
Monetary claims bought	143,684	229,341
Trading assets	587,323	290,889
Money held in trust	130,360	150,092
Securities	12,369,912	13,068,016
Loans and bills discounted	4,081,093	3,698,967
Foreign exchanges	87,154	81,370
Other assets	963,619	736,229
Tangible fixed assets	128,874	128,708
Intangible fixed assets	77,920	80,402
Prepaid pension costs	374,419	385,950
Customers’ liabilities for acceptances and guarantees	18,812	19,344
Allowance for credit losses	(1,462)	(1,424)

Total assets	31,034,919	30,783,099

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Liabilities:
Deposits	11,135,484	10,977,150
Negotiable certificates of deposit	2,203,473	1,938,063
Call money	—	1,276
Payables under repurchase agreements	5,511,235	5,286,293
Commercial papers	456,924	633,429
Trading liabilities	42,670	39,922
Borrowed money	1,664,830	1,693,580
Foreign exchanges	44,956	41,290
Bonds payable	418,160	366,670
Due to trust accounts	6,703,133	6,873,342
Other liabilities	549,934	433,294
Reserve for bonuses	4,763	4,581
Reserve for bonuses to directors	104	34
Reserve for stocks payment	3,765	2,982
Reserve for retirement benefits	757	615
Reserve for contingent losses	15,470	15,004
Deferred tax liabilities	214,601	268,717
Deferred tax liabilities for land revaluation	4,232	4,104
Acceptances and guarantees	18,812	19,344

Total liabilities	28,993,311	28,599,698

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,152,423	1,174,554
Revenue reserve	73,714	73,714
Other retained earnings	1,078,709	1,100,840
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	939,504	961,635
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,632,673	1,654,804

Net unrealized gains (losses) on available-for-sale securities	519,790	628,918
Net deferred gains (losses) on hedging instruments	(110,579)	(99,756)
Land revaluation excess	(276)	(565)

Total valuation and translation adjustments	408,934	528,597

Total net assets	2,041,608	2,183,401

Total liabilities and net assets	31,034,919	30,783,099

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Ordinary income	345,515	254,262
Trust fees	51,740	57,740
Interest income	187,669	106,399
Interest on loans and bills discounted	22,168	11,567
Interest and dividends on securities	129,849	84,335
Fees and commissions	60,948	58,465
Trading income	7,088	2,072
Other operating income	21,025	14,206
Other ordinary income	17,044	15,377
Ordinary expenses	272,937	198,794
Interest expenses	128,554	39,624
Interest on deposits	16,179	3,856
Fees and commissions	17,496	18,547
Other operating expenses	14,695	19,854
General and administrative expenses	93,804	102,743
Other ordinary expenses	18,386	18,024

Ordinary profits	72,578	55,468

Extraordinary gains	2,500	416
Extraordinary losses	2,047	3,333

Income before income taxes	73,031	52,550

Income taxes - current	5,322	8,975
Income taxes - deferred	8,509	2,300

Total taxes	13,832	11,275

Net income	59,199	41,275

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Assets:
Loans and bills discounted	359,832	322,404
Securities	57,931,822	56,881,832
Beneficiary rights to the trust	87,938,640	89,622,247
Securities held in custody accounts	3,798,591	4,327,773
Monetary claims	22,272,297	27,067,276
Tangible fixed assets	15,875,747	16,433,769
Intangible fixed assets	135,543	136,464
Other claims	3,759,125	3,234,237
Call loans	1,147,427	737,565
Due from banking account	8,980,934	8,964,556
Cash and due from banks	5,284,528	5,661,007

Total	207,484,491	213,389,134

Liabilities:
Money trusts	25,711,403	25,355,249
Pension trusts	11,700,334	11,658,805
Property formation benefit trusts	6,842	6,758
Investment trusts	92,086,729	93,918,176
Money entrusted other than money trusts	4,939,720	5,080,745
Securities trusts	6,631,349	6,621,081
Monetary claim trusts	20,301,045	25,220,448
Equipment trusts	90,563	125,558
Land and fixtures trusts	42,300	42,237
Composite trusts	45,974,200	45,360,074

Total	207,484,491	213,389,134

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 850,748 millions of yen as of March 31, 2020 and 488,048 millions of yen as of September 30, 2020.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Assets:
Loans and bills discounted	12,285	7,390
Securities	59,190	—
Other	6,673,143	6,955,179

Total	6,744,620	6,962,570

Liabilities:
Principal	6,744,156	6,962,362
Allowance for bad debts	36	22
Other	426	185

Total	6,744,620	6,962,570

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2020	As of September 30, 2020
Total funds	50,757,539	49,936,028

Deposits	11,135,484	10,977,150
Negotiable certificates of deposit	2,203,473	1,938,063
Money trusts	25,711,403	25,355,249
Pension trusts	11,700,334	11,658,805
Property formation benefit trusts	6,842	6,758

Loans and bills discounted	4,440,926	4,021,372

Banking account	4,081,093	3,698,967
Trust account	359,832	322,404

Investment securities	70,301,735	69,949,849

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.